Nationwide Mutual Funds
1000 Continental Drive, Suite 400
King of Prussia, PA 19406

Nationwide Fund Distributors LLC
1000 Continental Drive, Suite 400
King of Prussia, PA 19406

October 13, 2015

VIA EDGAR TRANSMISSION

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nationwide Mutual Funds (the “Registrant”) File Nos. 333-40455 and 811-08495 Request for Acceleration

Ladies and Gentlemen:

On behalf of the Registrant, and pursuant to the requirements of Rule 461 under the Securities Act of 1932, as amended (the “1933 Act”), the undersigned officers of the Registrant and its principal underwriter, Nationwide Fund Distributors LLC, respectfully request that the effectiveness of Post-Effective Amendment Nos. 189/190 (the “Amendment”) be accelerated to Friday, October 30, 2015.

The Registrant originally filed Post-Effective Amendment Nos. 186/187, relating to the Nationwide Emerging Markets Debt Fund and Nationwide World Bond Fund, pursuant to Rule 485(a)(2) under the 1933 Act on July 30, 2015 (the “Prior Amendment”).  It is our understanding that Mr. James E. O’Connor, Esq. of the Staff of the U.S. Securities and Exchange Commission (the “SEC”) reviewed the Prior Amendment and that on September 11, 2015, Mr. O’Connor discussed comments pertaining to the Prior Amendment with Mr. Peter M. Hong, Esq. of Stradley Ronon Stevens & Young, LLP.  Relevant Staff comments to the Prior Amendment are incorporated into the Amendment.

The Registrant is filing the Amendment pursuant to Rule 485(a)(2) in order to change the classification of the Nationwide Emerging Markets Debt Fund from diversified to non-diversified.  It is our understanding that on October 1, 2015, Mr. O’Connor discussed the acceleration of the Amendment with Mr. Hong.

In connection with our responses to your comments, we acknowledge that:

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and
▪	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Filing Desk
U.S. Securities and Exchange Commission
October 13, 2015

Thank you for your prompt attention to the request for acceleration of the effective date of the Amendment and the request for selective review.  Please contact Mr. Hong at (202) 419-8429 if you have any questions or need further information.

Sincerely yours,

/s/Allan J. Oster	/s/Lee T. Cummings
Name: Allan J. Oster	Name: Lee T. Cummings
Title: Assistant Secretary	Title: Senior Vice President
Nationwide Mutual Funds	Nationwide Fund Distributors LLC